Exhibit 99.4

Summary of Guaranty Contract of Maximum Amount ( the “Contract”) Entered into by and between Xiangqian Li, BAK International (Tianjin) Ltd., BAK International Limited (the “Guarantor”) and Shenzhen Eastern Branch, Agricultural Bank of China (the “Creditor”) Dated November 27, 2012

Main contents:

  Guaranty Contract number: 81100520120000729;

  Xiangqian Li, BAK International (Tianjin) Ltd. and BAK International Limited undertake to assume joint and several liabilities for Shenzhen BAK Battery Co., Ltd (the “Obligor”)’s indebtedness towards Agricultural Bank of China under the Comprehensive Credit Facility Agreement of Maximum Amount (reference no.: 023720121009001) from November 27, 2012 to November 25, 2013, and the maximum amount secured is RMB 420million.

  Guaranty Responsibility: The guaranty under this Contract shall be guaranty with joint and several liabilities. The Guarantor is obligated to pay off the debt in the event the Obligor is unable to pay off the debt (including the Creditor declares the debt becomes mature in advance to its original expiry date due to default of the Obligor or the Guarantor).

  Scope of Guaranty: The guaranty shall cover all of the loan principal, interest, penalty interest, breach of contract compensation, damages, undertaking fee and all the expenses such as litigation cost, lawyer’s fee, notification cost and public notice cost etc. which is incurred to the Creditor in realizing its creditor’s right.

  Guaranty period: The guaranty period is from the effective date of this Contract to two years after the expiry of the term of the Credit Facility Agreement and relevant agreement entered into under the Credit Facility Agreement.

Headlines of the articles omitted:

  Payment on demand

  Declaration and guaranty

  Independent guaranty

  Fulfillment of the responsibility and giving up of the right

  Disputation settlement

  Validity

  Supplement articles